PUBLIC

[redacted]

14040178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

| SEC FILE NUMBER |
|---|
| 8-52864 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 Peachtree Road, N.E. Suite 272
(No. and Street)

| Atlanta | Georgia | 30326 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque P.C.
(Name – *if individual, state last, first, middle name*)

| 2810 Premiere Parkway, Suite 200 | Duluth | Georgia | 30097 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Bruce Alan Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Group, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JENNIFER COOPER
Notary Public, Georgia
Cobb County
My Commission Expires
August 31, 2015

Notary Public 2/25/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FORTRESS GROUP, INC.**

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2013

**(PUBLIC)**

**FORTRESS GROUP, INC.**

**TABLE OF CONTENTS**

Arnold Gallivan Levesque P.C.
profit • streamline • resolve

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.aglpc.com

# INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Fortress Group, Inc.

*Report on the Financial Statements*

We have audited the accompanying statement of financial condition of Fortress Group, Inc. (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Arnold Gallivan Levesque P.C.

Duluth, Georgia
February 25, 2014

# FORTRESS GROUP, INC.
# STATEMENT OF FINANCIAL CONDITION
## As of December 31, 2013

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 710,659 |
| Accounts receivable | | 141,133 |
| Prepaid expenses and deposits | | 21,433 |
| Total current assets | | 873,226 |
| **PROPERTY AND EQUIMPMENT, NET** | | 26,966 |
| Total Assets | $ | 900,192 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 285,566 |
| Deferred rent | | 14,700 |
| Total current liabilities | | 300,266 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $0.01 par value, 10,000 shares authorized; 2,600 shares issued and outstanding | | 26 |
| Additional paid-in capital | | 25,974 |
| Retained earnings | | 573,926 |
| Total Stockholders' Equity | | 599,926 |
| Total Liabilities and Stockholders' Equity | $ | 900,192 |

*See accompanying notes to financial statements.*

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of operations* - Fortress Group, Inc. (the Company) provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative asset fund managers or owners/operators of real estate properties or operating businesses.

*Basis of accounting* - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

*Cash and cash equivalents* - The Company considers money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

*Revenue recognition* - Revenue relating to non-refundable retainer or advisory fees is recognized when invoiced as scheduled. Revenue relating to commissions earned from the arranging of private placements of securities or private market transaction advisory services is recognized generally at either: (i) the date of closing of such private placement or other transaction, or (ii) the scheduled dates on which commission installments are earned and invoiced, in cases in which the Company's commissions are subject to any contingencies such as the investor's fulfillment of future funding requirements, growth in net asset value of an investor's account, performance fees earned by the fund manager, etc.

*Income taxes* - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2013. The Company is no longer subject to examination by taxing authorities for years prior to 2010.

*Use of estimates* - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Accounts receivable* – Accounts receivable represent amounts billed but not yet received. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice due date and, based on assessment of current creditworthiness, past payment history, and historical loss experience, estimates the portion, if any, of the balance that will not be collected. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2013 as all receivables were deemed collectable.

*Property and equipment* – Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC Topic 360, *Property, Plant, and Equipment.* Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of deprecation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

*Advertising* – Advertising and promotion expenses are recognized as incurred. Advertising expenses were immaterial for the year ended December 31, 2013.

## NOTE 2 – FAIR VALUE MEASUREMENTS

The Company determines fair value of financial instruments in accordance with FASB ASC topic 820, Fair *Value Measurements and Disclosures,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures,* establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

## NOTE 2 - FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There are no assets or liabilities measured at fair value on a recurring basis as of December 31, 2013.

## NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2013 consists of the following classifications:

| | | |
|---|---|---|
| Computers & peripherals | $ | 38,377 |
| Furniture | | 48,809 |
| Office equipment | | 15,762 |
| | | 102,948 |
| Less accumulated depreciation | | 75,982 |
| Property and equipment, net | $ | 26,966 |

Depreciation expense for the year ended December 31, 2013 was $9,363.

## NOTE 4 - LEASES

The Company leases office space pursuant to an operating lease agreement expiring in 2016. The lease agreement provides that all rent payments for January through March of 2013 will be waived if the Company punctually and faithfully executes all terms of the lease agreement. The lessor determined that the Company faithfully and punctually executed all terms of the lease agreement and the Company paid rental expense of $64,914 to lease office space for the year ended December 31, 2013.

Aggregate minimum annual lease payments, through March 2016, are as follows:

| | | |
|---|---|---|
| 2014 | $ | 84,444 |
| 2015 | | 86,990 |
| 2016 | | 22,406 |
| Total minimum annual lease payments | $ | 193,840 |

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2013, the Company has net capital of $396,351, which exceeds its minimum requirement of $20,018 by $376,333.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2013 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2013. Consequently, a reconciliation was not required and is therefore not included herein.

## NOTE 6 - CONTINGENCIES

From time to time, the Company is involved in disputes arising from the normal course of business activities. In the opinion of management, resolution of such disputes is not expected to have a material, adverse impact on the Company's results of operations, cash flows, or financial position.

## NOTE 7 - PENSION PLAN

The Company established a retirement plan during the year ended December 31, 2013 to replace the former Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Employees do not make contributions into the plan. For the year ended December 31, 2013, the Company contributed approximately $228,000 to the plan and is included in expenses in the statements of operations.

## NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $866,000 as of December 31, 2013.

During the year ended December 31, 2013, substantially all of the revenues were derived from five customers.

## NOTE 9 - SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 25, 2014.